# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 02/19/2024
Amends the filing with accession number 0001140361-22-043287
Filed by CIK 0001954178
Persons authorized to receive notices and communications: Jeremy Leonard Brest, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Brest Jeremy (CIK 0001954178): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 13,963,783; shared voting power 0; sole dispositive power 13,963,783; shared dispositive power 0; aggregate amount beneficially owned 13,963,783 (7.8% of the class)
  Comment: The percentage used herein is calculated based on 178,767,175 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer's Common Stock outstanding reported on the Issuer's Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 2,154,784 shares of the Common Stock of the Issuer issued to the Reporting Person upon his exercise of 2,154,784 warrants on a cash basis.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069

## Item 2. Identity and Background
Name of person filing: Jeremy Leonard Brest, an individual (the "Reporting Person")
Residence or business address: The business address of the Reporting Person is: 20A Cluny Park Singapore 259634
Present principal occupation or employment: The Reporting Person is the Managing Director of Framework Capital Solutions Pte. Ltd.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the Republic of Singapore.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person received the Ordinary Shares reported in this Schedule 13D as a result of the closing of the Business Combination (as defined below).

The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds. The Reporting Person acquired the shares of the Issuer's Common Stock and warrants to purchase shares of the Issuer's Common Stock at an exercise price of $11.50 per share pursuant to the Agreement and Plan of Merger, dated May 9, 2022 (the "Initial Merger Agreement"), by and among Grindr Group LLC, a Delaware limited liability company ("Legacy Grindr"), Tiga Acquisition Corp. ("Tiga") and Tiga Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga ("Merger Sub I", and together with Tiga and Legacy Grindr, the "Initial Merger Entities"), as amended in that certain First Amendment to the Initial Merger Agreement, dated October 5, 2022, by and among Tiga Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga ("Merger Sub II") and the Initial Merger Entities (together with the Initial Merger Agreement, the "Merger Agreement"), pursuant to which Merger Sub I first merged with and into Legacy Grindr, whereupon the separate corporate existence of Merger Sub I ceased, and Legacy Grindr became the surviving company and continued in existence as a wholly owned subsidiary of Tiga until promptly thereafter and as part of the overall transaction, when Legacy Grindr merged with and into Merger Sub II, with Merger Sub II being the entity that survived such second merger and continued in existence as a wholly owned subsidiary of Tiga (the "Business Combination"). Tiga domesticated as a Delaware corporation and subsequently changed its name to Grindr Inc.

Pursuant to the arrangements described in Item 6 of this Schedule 13D, the Reporting Person received certain participation rights over the Participation Assets (as defined herein). On February 13, 2025, pursuant to the arrangements described in Item 6 of this Schedule 13D, the Grantor (as defined herein) transferred all of its rights, benefits and obligations over the Participation Warrants to the Reporting Person. On February 19, 2025, the Grantor transferred all of its rights, benefits and obligations over the Participation Shares to the Participant. As a result, the Reporting Person directly and beneficially owns an aggregate of 13,963,783 shares of Common Stock of the Issuer as reflected in this Schedule 13D.

Pursuant to the transactions described in Item 5(c) of this Schedule 13D, the Reporting Persons received an aggregate of 3,106,210 shares of Common Stock of the Issuer. The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer pursuant to the arrangements described in Item 5(c) of this Schedule 13D consisted solely of personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5

The Reporting Person directly and beneficially owns an aggregate of 13,963,783 shares of the Issuer's Common Stock which in aggregate represents approximately 7.8% of the Issuer's issued and outstanding Common Stock, consisting of i) 176,612,391 shares of the Issuer's Common Stock outstanding reported on the Issuer's Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 2,154,784 shares of the Common Stock of the Issuer issued to the Reporting Person upon his exercise of 2,154,784 warrants on a cash basis.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of 13,963,783 shares of the Issuer's Common Stock held by the Reporting Person, subject to the information incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
On September 15, 2023, the Reporting Person acquired three guaranteed exchangeable notes, which were subsequently exchanged for notes with options (the "Option Securities") issued by Longview Grindr Holdings Limited which gave the Reporting Person the right to buy 392,552, 456,254 and 251,829 shares of the Issuer's Common Stock, each subject to adjustment, respectively. On the issue date, the Reporting Person transferred 50% in aggregate principle amount of each of the Option Securities to another person, after which the Reporting Person owned Option Securities which gave the Reporting Person the right to buy 196,276, 228,127 and 125,915 shares of the Issuer's Common Stock, each subject to adjustment, respectively. Until the time they were exercised, the Reporting Person could not exercise option to buy shares of the Issuer's Common Stock pursuant to the Option Securities because of certain material contingencies outside the control of the Reporting Person, and as a result the Reporting Person did not consider the shares of the Issuer's Common Stock underlying the Option Securities as being beneficially owned by it before exercise. On December 31, 2024, the Reporting Person exercised the Option Securities into 247,356 shares of the Issuer's Common Stock at a $7.51 per share exercise price, 297,041 shares of the Issuer's Common Stock at a $6.69 per share exercise price, 164,041 shares of the Issuer's Common Stock at a $6.46 per share exercise price and 242,988 shares of the Issuer's Common Stock at a $9.03 per share exercise price, resulting in the acquisition of 951,426 shares of the Issuer's Common Stock.

On February 13, 2025, pursuant to the arrangements described in Item 6 of this Schedule 13D, the Grantor transferred all of its rights, benefits and obligations over the Participation Warrants to the Reporting Person.

On February 19, 2025 the Grantor transferred all of its rights, benefits and obligations over the Participation Shares to the Participant.

On February 19, 2025, the Reporting Person exercised 2,154,784 warrants on a cash basis at a $11.50/share exercise price resulting in the acquisition of 2,154,784 shares of the Issuer's Common Stock. The consideration used for the acquisition of the shares of Common Stock of the Issuer upon exercise of the warrants consisted solely of personal funds.

Other than the acquisition of the shares as reported herein, and as described under Item 4 and the information incorporated by reference into this Item 5, the Reporting Person have not affected any other transactions in the shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 13,963,783 shares of Common Stock reported in Item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person may pledge certain securities beneficially owned by it as collateral for private banking security arrangements or margin or other loans from financial institutions. In the event of a default, the Reporting Person could be required to deliver to the secured party or lenders, or to sell, shares of the Issuer's common stock or warrants to purchase shares of the Issuer's Common Stock beneficially owned by the Reporting Person. Under such arrangements, the Reporting Person will retain voting and dispositive power with respect to the pledged securities except to the extent an event of default has occurred and is continuing. Any such arrangements or loans will contain other customary terms and conditions.

Participation Agreement

The Reporting Person has entered into a Participation Agreement (the "Participation Agreement") with Tiga Investments Pte Ltd, a private company limited by shares incorporated in Singapore (the "Grantor"). Pursuant to the Participation Agreement, the Grantor granted certain participation rights over 663,480 shares of Common Stock of the Issuer (the "Participation Shares") and 1,800,320 warrants exercisable into shares of Common Stock of the Issuer (the "Participation Warrants" and, together with the Participation Shares, the "Participation Assets") to the Reporting Person. By virtue of the granted participation, among other things, the Grantor retained the legal title to the Participation Assets, but agreed to consult with and act in accordance with the Reporting Person's instructions in taking or refraining from taking any material action (excluding administrative matters) to and in relation to the voting and other ancillary rights of and attributable to the Participation Assets in respect of the Issuer. In addition, the Grantor shall, upon request, take all commercially reasonable steps necessary to arrange for the participation to be converted into a direct interest in the Participation Assets, subject to the certain availability condition as disclosed in the Participation Agreement and applicable law and regulation. This description of the Participation Agreement is qualified in its entirety by the terms of the Participation Agreement, which is incorporated by reference as an exhibit to this Schedule 13D.

On February 13, 2025, the Grantor transferred all of its rights, benefits and obligations over the Participation Warrants to the Reporting Person. On February 19, 2025, the Grantor transferred all of its rights, benefits and obligations over the Participation Shares to the Participant. As a result, the Reporting Person directly and beneficially owns an aggregate of 13,963,783 shares of Common Stock of the Issuer as reflected in this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are incorporated by reference into this Schedule 13D.

Exhibit 1 Participation Agreement, dated as of September 15, 2023.
Exhibit 2 Warrant Agreement, dated as of November 23, 2020, as amended on November 17, 2022.

## Signatures
- Brest Jeremy: /s/ Jeremy Leonard Brest, Jeremy Leonard Brest (02/21/2025)